UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934


                            IAT RESOURCES CORPORATION
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)


                                    742893506
                                 (CUSIP Number)


                                 August 2, 1999
             (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedul is filed:
                                [ ] Rule 13d-1(b)
                                [X] Rule 13d-1(c)
                                [ ] Rule 13d-1(d)

CUSIP No. 742893506                                           Page 2 of 10 Pages

1        Name of Reporting Person
         I.R.S. Identification Number of Above Person (entities only)
                  Augustine Fund, L.P.

2        Check The Appropriate Box If a Member of a Group                 (a)[X]
                                                                          (b)[ ]

3        SEC Use Only

4        Citizenship or Place of Organization
                  Illinois

                           5        Sole Voting Power
                                    0 shares
Number of
Shares                     6        Shared Voting Power
Beneficially                        1,565,708 shares
Owned By
Each Reporting             7        Sole Dispositive Power
Person With                         0 shares

                           8        Shared Dispositive Power
                                    1,565,708 shares

9        Aggregate Amount Beneficially Owned by Each Reporting Person-
                  1,565,708 shares

10       Check Box If The Aggregate Amount in Row (9) Excludes
         Certain Shares                                                      [ ]

11       Percent of Class Represented By Amount in Row (9)
                  11.8%

12       Type of Reporting Person
                  PN

CUSIP No. 742893506                                           Page 3 of 10 Pages

1        Name of Reporting Person
         I.R.S. Identification Number of Above Person (entities only)
                  Augustine Capital Management, Inc.

2        Check The Appropriate Box If a Member of a Group                 (a)[X]
                                                                          (b)[ ]

3        SEC Use Only

4        Citizenship or Place of Organization
                  Illinois

                           5        Sole Voting Power
                                    0 shares
Number of
Shares                     6        Shared Voting Power
Beneficially                        1,565,708 shares
Owned By
Each Reporting             7        Sole Dispositive Power
Person With                         0 shares

                           8        Shared Dispositive Power
                                    1,565,708 shares

9        Aggregate Amount Beneficially Owned by Each Reporting Person
                  1,565,708 shares

10       Check Box If The Aggregate Amount in Row (9) Excludes
         Certain Shares                                                      [ ]

11       Percent of Class Represented By Amount in Row (9)
                  11.8%

12       Type of Reporting Person
                  CO

CUSIP No. 742893506                                           Page 4 of 10 Pages

1        Name of Reporting Person
         I.R.S. Identification Number of Above Person (entities only)
                  John T. Porter

2        Check The Appropriate Box If a Member of a Group                 (a)[X]
                                                                          (b)[ ]

3        SEC Use Only

4        Citizenship or Place of Organization
                  Illinois

                           5        Sole Voting Power
                                    0 shares
Number of
Shares                     6        Shared Voting Power
Beneficially                        1,565,708 shares
Owned By
Each Reporting             7        Sole Dispositive Power
Person With                         0 shares

                           8        Shared Dispositive Power
                                    1,565,708 shares

9        Aggregate Amount Beneficially Owned by Each Reporting Person
                  1,565,708 shares

10       Check Box If The Aggregate Amount in Row (9) Excludes
         Certain Shares                                                      [ ]

11       Percent of Class Represented By Amount in Row (9)
                  11.8%

12       Type of Reporting Person
                  IN

CUSIP No. 742893506                                           Page 5 of 10 Pages

1        Name of Reporting Person
         I.R.S. Identification Number of Above Person (entities only)
                  Brian D. Porter

2        Check The Appropriate Box If a Member of a Group                 (a)[X]
                                                                          (b)[ ]

3        SEC Use Only

4        Citizenship or Place of Organization
                  Illinois

                           5        Sole Voting Power
                                    0 shares
Number of
Shares                     6        Shared Voting Power
Beneficially                        1,565,708 shares
Owned By
Each Reporting             7        Sole Dispositive Power
Person With                         0 shares

                           8        Shared Dispositive Power
                                    1,565,708 shares

9        Aggregate Amount Beneficially Owned by Each Reporting Person
                  1,565,708 shares

10       Check Box If The Aggregate Amount in Row (9) Excludes
         Certain Shares                                                      [ ]

11       Percent of Class Represented By Amount in Row (9)
                  11.8%

12       Type of Reporting Person
                  IN

CUSIP No. 742893506                                           Page 6 of 10 Pages

1        Name of Reporting Person
         I.R.S. Identification Number of Above Person (entities only)
                  Thomas Duszynski

2        Check The Appropriate Box If a Member of a Group                 (a)[X]
                                                                          (b)[ ]

3        SEC Use Only

4        Citizenship or Place of Organization
                  Illinois

                           5        Sole Voting Power
                                    0 shares
Number of
Shares                     6        Shared Voting Power
Beneficially                        1,565,708 shares
Owned By
Each Reporting             7        Sole Dispositive Power
Person With                         0 shares

                           8        Shared Dispositive Power
                                    1,565,708 shares

9        Aggregate Amount Beneficially Owned by Each Reporting Person
                  1,565,708 shares

10       Check Box If The Aggregate Amount in Row (9) Excludes
         Certain Shares                                                      [ ]

11       Percent of Class Represented By Amount in Row (9)
                  11.8%

12       Type of Reporting Person
                  IN

CUSIP No. 742893506                                           Page 7 of 10 Pages



Item 1(a) Name of Issuer:

       IAT Resources Corporation

Item 1(b) Address of Issuer's Principal Office:

       5757 Wilshire Boulevard
       Penthouse One
       Los Angeles, CA 90036

Item 2(a) Name of Person Filing:

       Augustine Fund, L.P.
       Augustine Capital Management, Inc.
       John T. Porter
       Brian D. Porter
       Thomas Duszynski

Item 2(b) Address of Principal Business Office or, if none, Residence:

       The business address of each person filing is 141 West Jackson Boulevard, Suite 2182, Chicago, Illinois 60606.

Item 2(c) Citizenship:

       Augustine Fund, L.P. is an Illinois limited partnership.
       Augustine Capital Management, Inc. is an Illinois corporation.
       John T.  Porter,  Brian D.  Porter  and Thomas  Duszynski  are all United
          States citizens and residents of the State of Illinois.

Item 2(d) Title of Class of Securities:

       Common Stock.

Item 2(e) CUSIP Number:

       742893506

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

       Not applicable.
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CUSIP No. 742893506                                           Page 8 of 10 Pages

Item 4.  Ownership

       Augustine Fund, L.P. ("Augustine Fund") may be deemed to share power to vote and dispose of the shares owned of record with its general partner Augustine Capital Management, Inc. ("Augustine Capital") and with the shareholders, directors and officers of Augustine Capital, all of whom are John
T. Porter, Brian D. Porter or Thomas Duszynski. Such shares may be deemed to be beneficially owned by any or all of Augustine Fund, Augustine Capital John T. Porter, Brian D. Porter and Thomas Duszynski (collectively, the "Group Members").

    (a) Amount Beneficially Owned:

       The Group Members beneficially own 1,565,708 shares. These shares are issuable upon conversion of Series E Preferred Stock and Series F Preferred Stock of the Issuer held by members of the Group. More details regarding these series of Preferred Stock may be found in the Issuer's Form S-3 Registration Statement filed with the United States Securities and Exchange Commission on August 31, 1999. At the closing market trading price of $1.13 per share on September 2, 1999, the number of shares of the Issuer's common stock into which the Preferred Stock held by members of the Group could be converted was 1,565,708 shares.

    (b) Percent of Class:

       The Group Members beneficially own 11.8% of the class.

    (c) Each of the Group Members has the number of shares listed below as to which such Group Member has:

        (i) sole power to vote or direct the vote: 0

        (ii) shared power to vote or direct the vote: 1,565,708

        (iii) sole power to dispose or direct the disposition of: 0

        (iv) shared power to dispose or direct the disposition of: 1,565,708

Item 5.  Ownership of Five Percent or Less of a Class

       If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.  Ownership of More than Five Percent on Behalf of Another Person

       Not applicable.

CUSIP No. 742893506                                           Page 9 of 10 Pages


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

       Not applicable.

Item 8.  Identification and Classification of Members of the Group

       Not applicable.

Item 9.  Notice of Dissolution of Group

       Not applicable.

Item 10. Certification

       By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 742893506                                           Page 3 of 10 Pages



                                    SIGNATURE

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:    September 2, 1999


                                        AUGUSTINE FUND, L.P.

                                        By: /s/ Thomas Duszynski

                                        Its:  Chief Financial Officer


                                        AUGUSTINE CAPITAL MANAGEMENT, INC.

                                        By: /s/ Thomas Duszynski

                                        Its:  Chief Financial Officer


                                        JOHN T. PORTER

                                        /s/ John Porter

                                        BRIAN D. PORTER

                                        /s/ Brian D. Porter


                                        THOMAS DUSZYNSKI

                                        /s/ Thomas Duszynski